UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 1-14464

(Check One): ☐  Form 10-K            ☒  Form 20-F            ☐  Form 11-K            ☐  Form 10-Q            ☐  Form N-SAR

For Period Ended: December 31, 2003

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I

REGISTRANT INFORMATION

TV Azteca, S.A. de C.V.

Full name of registrant

Former name if applicable

Periferico Sur 4121

Colonia Fuentes del Pedregal

Address of principal executive office (Street and Number)

14141 Mexico, D.F.

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report on Form 20-F will be filed on or before the 15th calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 20-F could not be filed within the prescribed time period.

The Registrant has received the report rendered by its independent investigating counsel, whose appointment was disclosed in the Registrant’s press release, dated January 7, 2004, a copy of which was furnished to the SEC on Form 6K on January 8, 2004, and the Registrant’s board of directors is in the process of responding to that report.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Peter V. Darrow Mayer, Brown, Rowe & Maw LLP (Name)	(212) (Area Code)	506-2560 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒  Yes            ☐  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes            ☒  No

TV Azteca, S.A. de C.V.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2004	By:	/s/ Pedro Padilla Longoria
Pedro Padilla Longoria Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL

CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).